Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrian de los Santos
IR@axtel.com.mx

AXTEL CFO PATRICIO JIMENEZ TO RETIRE;
COMPANY NAMES FELIPE CANALES AS SUCCESSOR

San Pedro Garza Garcia, Mexico, January 12, 2009 – Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL” or “the Company”), a Mexican fixed-line integrated telecommunications company, announced today that Mr. Patricio Jimenez, Chief Financial Officer, will retire from AXTEL effective March 31st, 2009. The Company has chosen Mr. Felipe Canales, Chief Financial Officer of Sigma Alimentos and former Board Member of Alestra, to succeed Mr. Jimenez as CFO. After a transition period, Mr. Jimenez will retire to pursue personal business opportunities in Mexico and will continue serving as a Director on AXTEL’s Board of Directors.

"I have had the opportunity to participate in the creation of a great company; the largest fixed-line telecommunications competitor in Mexico. It has been a great honor to work alongside thousands of talented individuals for more than eleven years, and I leave AXTEL with ample confidence about the future of this dynamic institution”, stated Mr. Jimenez. “Felipe Canales is a proven executive with meaningful telecommunications knowledge and superb managerial skills who will provide prudent financial judgment and significant strategic insight to AXTEL.”

Born in Monterrey, Mexico, Mr. Felipe Canales (50) is Chief Financial Officer of Sigma Alimentos, a processed food company and subsidiary of Mexico’s Alfa. Mr. Felipe Canales also served as a Director at Alestra, the telecommunications company jointly owned by Alfa and AT&T. Before his position in Sigma Alimentos, Mr. Canales was Senior Vice-President of Corporate Planning and Economic Studies at Alfa. Mr. Canales also served as Alfa’s Corporate Treasurer from 1996 to 2004. AXTEL’s new CFO accumulates 30 years of experience from Alfa, where he held various senior management positions. Mr. Canales has a Bachelor’s Degree in Industrial Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey and a MBA from The Wharton School at the University of Pennsylvania. Mr. Canales also participated in the formation of Alestra.

"We are thankful to Patricio, who led the financial and administrative efforts in AXTEL since our inception, through the Company’s growth phase and later on during the acquisition and integration of Avantel. His contribution was extremely valuable in making AXTEL what it is today,” stated Mr. Tomas Milmo Santos, Chairman and Chief Executive Officer. “We are extremely pleased to be able to bring Felipe’s expertise and managerial skills to AXTEL and also to continue counting on Patricio’s experience in our Board of Directors. Felipe’s telecom knowledge, track record and years of financial and administrative experience at Alfa make him the ideal new CFO. We wish Patricio all the best in his new personal business pursuits and also welcome Felipe to AXTEL at a time when we are getting ready to kick-start our 2009 commercial efforts based on a significantly expanded and robust network”.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 39 cities and long distance telephone services to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTEL’s shares, represented by Ordinary Participation Certificates or CPOs, trade on the Mexican Stock Exchange under the symbol ‘AXTELCPO’, and are part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading on The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center at www.axtel.com.mx

Forward-Looking Statements
This document contains certain forward-looking statements regarding the future events or the future financial performance of AXTEL that are made pursuant to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views with respect to future events or financial performance, and are based on management's current assumptions and information currently available and are not guarantees of the Company's future performance.  The timing of certain events and actual results could differ materially from those projected or contemplated by the forward-looking statements due to a number of factors including, but not limited to those inherent to operating in a highly regulated industry, strong competition, commercial and financial execution, economic conditions, among others.